UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Applied Genetic Technologies Corporation

File No. 1-36370 - CF# 36465

_____

Applied Genetic Technologies Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on September 10, 2015.

Based on representations by Applied Genetic Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through June 25, 2021
Exhibit 10.9	through June 25, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary